UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

The Underwriting Agreement dated June 4, 2014, among the Registrant and HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC (as representatives of the several underwriters), included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-12970), furnished to the Commission on June 5, 2014, is incorporated by reference as an exhibit to the Registration Statement on Form F-10 of the Registrant (Commission File No. 333-196337).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: June 5, 2014		/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Underwriting Agreement, dated June 4, 2014